Exhibit 99.1
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                             FOR IMMEDIATE RELEASE


      MTR GAMING GROUP'S SPECIAL BOARD COMMITTEE RETAINS FINANCIAL ADVISORS



     CHESTER, WV - December 19, 2005 - MTR Gaming Group, Inc. (Nasdaq: MNTG) today announced that the Special Committee of the Board of Directors established to consider the previously announced management-led acquisition proposal or alternatives has retained CIBC World Markets Corp. and Lazard Freres & Co. LLC as its financial advisors to assist the Committee in its evaluation of the proposal, alternatives, and determination of what is in the best interests of MTR and its stockholders.

     MTR cautions shareholders and investors that the Special Committee's consideration of the proposal or alternatives is only in its beginning stages and there can be no assurance that the proposed transaction or any other strategic transaction will be approved or completed.

ADDITIONAL INFORMATION

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of MTR common stock proposed by a management-led group (TBR Acquisition Group, LLC) has not commenced and might never commence. If and when the offer is commenced, TBR Acquisition Group, LLC will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and MTR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. If filed, the tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. If the proposed tender offer commences, those materials will be made available to MTR shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's web site www.sec.gov.

About MTR Gaming Group

     MTR Gaming Group, Inc., through subsidiaries, owns and operates the Mountaineer Race Track & Gaming Resort in Chester, West Virginia; Scioto Downs in Columbus, Ohio; the Ramada Inn and Speedway Casino in North Las Vegas, Nevada; Binion's Gambling Hall & Hotel in Las Vegas, Nevada, and holds a license to build Presque Isle Downs, a thoroughbred racetrack with pari-mutuel wagering in Erie, Pennsylvania. The Company also owns a 50% interest in the North Metro Harness Initiative, LLC, which has a license to construct and operate a harness racetrack 30 miles north of downtown Minneapolis (judicial review pending), and a 90% interest in Jackson Trotting Association, LLC, which operates Jackson Harness Raceway in Jackson, Michigan. The Mountaineer facility, the Company's primary source of revenues, currently encompasses a thoroughbred racetrack with off-track betting and export simulcasting, 3,220 slot machines, 359 hotel rooms, golf course, spa & fitness center, theater and events center, convention center and fine dining and entertainment. MTR is included on the Russell 2000(R) and Russell(R) 3000 Indexes. For more information, please visit www.mtrgaming.com.


For Additional Information, Please Contact:
Investor Relations Counsel
The Equity Group Inc.
Loren Mortman
212-836-9604
Lauren Till
212-836-9610
LTill@equityny.com
www.theequitygroup.com


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